

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2021

Suzanne S. Bettman
General Counsel
LSC Communications, Inc.
191 N. Wacker Drive, Suite 1400
Chicago, Illinois 60606

      Re: LSC Communications, Inc.
           Form 10-K for the Year Ended December 31, 2019
           Form 10-Q for the Quarter Ended September 30, 2020
           File No. 001-37729

Dear Ms. Bettman:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                 Sincerely,

                 Division of Corporation Finance
                 Office of Manufacturing